UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

Message from the CEO	3
Consolidated Results	10
Net Revenues	10
Cost of Goods Sold	12
Operating Expenses	13
Adjusted EBITDA	14
Financial Results	16
Net Income	17
Special Itens	18
CAPEX	20
Portfolio Management	22
Liquidity and Capital Resources	25
Debt	27
Results per Segment	28
Exploration and Production	28
Refining	30
Gas and Power	31
Reconciliation of Adjusted EBITDA	32
Financial Statements	33
Financial information by business area	37
Glossary	46

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 3Q20 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

MESSAGE FROM THE CEO

Dear Shareholders,

I am very happy to present the report on Petrobras financial performance in 2020, a superb performance in a very challenging environment.

Amidst a severe global recession and the effects of a major global shock to the oil industry, we promised to engineer a J-shaped recovery. The goal was to emerge better than before.

We delivered on our promises.

Costs were reduced and are set to remain on a downward path, productivity is growing, the company is laser focused on investing in world-class assets and has a large pipeline of non-core assets to divest.

We are very proud of our team for the fast and efficient response to the oil crisis. Our employees worked relentlessly to win, corporate people at their homes and operations people at the refineries, plants and oil and gas platforms in the sea.

The execution of the strategy launched in January 2019 was accelerated as well as digital transformation to support the efforts to lower costs and to boost efficiency and operational safety. The work of multidisciplinary agile teams was instrumental to leverage our key resources and to enhance resiliency.

Oil and oil & gas production reached all-time highs at 2.28 MMbpd and 2.84 MMboed, respectively, while most of our global competitors showed output reduction. A major part of our production - about 66% - came from the pre salt fields at an average lifting cost of US$2.5 per boe. This means also higher oil quality sold at a premium on the Brent price as well as less greenhouse gases (GHG) emissions.

Total average lifting cost, at US$ 5.2 per boe in 2020, dropped 42.2% relatively to the 2015-2019 average of US$9.0 per boe.

Petrobras oil and fuel oil exports also reached historical records. Crude oil sales increased 33% and our Tupi and Buzios brand names were consolidated with Asian clients.

Our sales and marketing team is developing initiatives to diversify by geographies and clients. In 2020 they were able to add 14 new clients to the clientele.

Exports of fuel oil climbed 45,9%, primarily due to the successful exploration of low sulphur grade to the Singaporean market, a global shipping hub.

New and successful inroads were made in the sales of naphta, propane, ethane and coke.

Whereas oil prices plunged 35%, our operational cashflow (CFFO) went up 13% and free cash flow (FCF) 20%.

CFFO reached US$ 28.9 billion, the highest of the last 10 years, even comparing with a period of oil prices around US$ 100 per bbl, more than double of last year’s average price of US$42/bbl. When compared to major oil companies, Petrobras was the only one to show an increase in a very challenging environment.

FCF of US$22.1 billion (US$ 24.1 billion if divestments are included) was an all-time high figure for our company. It was also the highest among major oil companies, and almost eight times the average number for the group, at US$2.8 billion.

3

Consistently with the focus on meritocracy and value creation, we started the implementation of EVA® as a management system in 2019.

The strength of cashflow generation and a more efficient capital allocation were the main factors underlying the EVA® increase of US$2.3 billion in relation to 2019.

The strong cashflow allowed us to continue to deleverage the balance sheet. Total debt was reduced by US$11.6 billion, to US$ 75.5 billion, from US$87.1 billion as of December 31, 2019, another great achievement.

Net debt of US$63.2 billion at the end of 2020 dropped US$15.7 billion against the position of December 31, 2019.

Cash holdings of US$ 12.4 billion are still greater than optimal. They should be reduced over time to improve the efficiency of capital allocation as attractive opportunities for debt pre-payment arise.

Debt reduction and lower costs of debt contributed to a substantial decline in interest burden. For instance, the interest paid to barrel of oil produced ratio was US$3.80 in 2020 against US$7.80 in 2015 – a 51% drop – and the average of US$7.70 for 2015-2019.

Total interest payment of US$3.2 billion in 2020, represents a sea change when compared to large payments of over US$7.0 billion per year in the recent past, equivalent to more than the CAPEX required to build an offshore oil production system with capacity of 150-180,000 bpd.

Lower debt and interest payments are key to improve risk perception and to free funds to be invested in world-class assets, particularly in a capital- intensive business such as oil.

Petrobras´ total shareholders return have been very poor over the last few years. Given the strong cash flow performance and continued debt reduction, we are proposing to the Board of Directors a dividend distribution of R$ 10.3 billion – R$0,787446 per common and preferred shares –still relatively modest but more than twice the mandatory for the 2020 calendar year. Dividends are scheduled to be paid on April 29.

Manageable operating expenses fell to US$16.9 billion against US$21.8 billion in 2019 and general and administrative expenses went down by US1.0 billion, to US$1.1 billion against US$2.1 billion.

Lifting costs declined 33% on year-on-year basis to US$5.2 from US$7.8/boe. 63 oil platforms were mothballed given low productivity and high operational costs.

We managed to cut costs with air, storage, maritime and port operations. At the same time, the ship-to-ship operations performed by our wholly owned subsidiary Transpetro increased by 66% relative to 2019 and ship availability was raised to 99.2% in 2H20, against 90% in December, 2019. Transpetro sold 11 ships, most of which with 30 or more years, demanding much higher costs of maintenance.

The company is taking steps to optimize inventory management. The inventory was reduced, reaching the lowest level since 2011, and the inventory of oil declined 8 million barrels in a move to eliminate inefficiency and to reallocate capital to better uses.

By the same token, we put for sale some 50,000 tons of scrap and 550 real estate assets.

4

More than 11,000 employees of Petrobras and its subsidiaries enlisted for the various voluntary dismissal programs, out of which 6,100 left Petrobras in 2019 and 2020 and 5,000 as of 2021. Almost 1,500 managerial positions were eliminated, in-sourcing was adopted to save costs and use of digital transformation and automation cut the demand for outsourced services.

The health plan, previously a source of high costs and poor services, is being restructured to pursue efficiency gains, lower costs and much better services.

The pension fund (PETROS) of our employees had a deficit of more than R$30 billion due to mismanagement in the past. A professional management was hired and a new deficit coverage plan was approved and implemented in 2019. In January 2021 a defined contribution plan was approved by regulatory authorities. Therefore, PETROS is now much healthier than it was in the recent past.

Several administrative buildings were shutdown, totaling 14 out of the 23 occupied in early 2019. The number of offices abroad decreased to four from 18 in 2018. Simultaneously, the number of expatriates per office was reduced significantly.

The rationalization of the office space to reduce costs is being facilitated by headcount reduction and adoption of a hybrid regime of home office when we are confident to return to the office. New ways of working are needed to survive and thrive in a technology-driven world.

As in many companies in the world, the adoption of home office for corporate activities, made feasible by the digital revolution, contributed to mitigate the transmission of the coronavirus among our employees and to a significant productivity increase and cost savings.

For instance, travel costs were down by US$40 million in comparison to 2019. A large part of these savings is permanent in a post-COVID world.

Our corporate university was restructured to become leaner, with training programs aligned to the company´s strategic priorities. A program of succession of leaders has commenced, supported by the formation of a new generation of leaders and mentorship.

Expenditure with oil extraction declined US$2.0 billion to US$4.7 billion in 2020 from US$6.7 billion the year before. Refining costs were also reduced to US$1.1 billion from US$1.5 billion.

To address the goal of reducing working capital, we launched Mais Valor program in November last year. This program will benefit both suppliers - through bank financing at lower interest rates - and Petrobras – with longer terms to pay for the purchase of goods and services.

Since January 2019 we concluded 21 transactions and have other 13 signed, involving asset divestitures amounting to some US$17 billion of cash-in, being US$14.4 billion in that year. BR Distribuidora was the first case of privatization of a state-owned company through capital markets.

Divestment revenue was key to finance the acquisition of Búzios (transfer of rights surplus), the largest offshore oil field in the world, in November 2019.

5

Two fertilizer plants were leased to a chemical company under a long-term contract, our subsidiary ANSA was shut down and our two natural gas distribution companies in Uruguay had their operating licenses returned to the Uruguayan government allowing Petrobras to leave the business.

Currently, we still have more than 50 assets on sale at different stages in their processes of divestment. Five refineries, Gaspetro and several mature oil fields have reached the final stage for the signing of a sales and purchase agreement.

The divestment program aims to optimize our portfolio, allowing for the reallocation of resources from low-return to high-return assets, to reduce debt and to de-risk the company.

In the last couple of years Petrobras invested US$35 billion, the majority of it in the exploration and production of oil and natural gas in deep and ultradeep waters, our core business.

In 2020 P-70 came on stream for operation in the Atapu field and P-77 (Buzios) and P-67 (Tupi) concluded ramp-ups.

Over the last two years costs of well drilling and completion were reduced by 36%. We started to use new tools for inspection of subsea pipelines to make feasible to lower costs and increase oil output.

The basic project for a new generation of FPSOs was finalized. Thirteen new FPSOs will come on stream from this year to 2025, eight of them are already being built.

Several innovation projects are being developed aiming to minimize exploratory risk, to shorten dramatically the time period between discovery and first oil and to minimize costs of well drilling and completion, among others.

HISEP® is one of these projects in advanced stage. It allows the separation and reinjection of CO2 in the seabed, contributing to cut capex and opex costs and GHG emissions.

If successful, these projects will enhance the resiliency of our portfolio to very low prices of oil, to allow for the exploitation of new pre-salt fields with high CO2 concentration and to create a cleaner oil and natural gas operation.

The digital twins technology was successfully implemented in our refineries and a program is being executed to reach a significant increase in energy efficiency. Energy is a major component of the operational cost of refining and our goal is to reduce costs and GHG emissions.

Reflecting our client focus, a new type of gasoline with higher performance (RON 93) was launched. Production and sales of S10 low-sulphur diesel oil were boosted last year and we are waiting for government license to start the production and sales of renewable diesel.

This product decreases greenhouse gas emissions by 70% relatively to regular diesel, 15% when compared to biodiesel and it is much more friendly to motors. It will be the first product of a new line of biofuels, which includes bio aviation kerosene.

6

To widen the menu of options for clients, the sales and marketing team is carrying out auctions for future delivery of fuels in some specific places.

Safety of operations and our employees is one of our strategic priorities.

Total recordable injuries per million men hour continued on a downward trend, reaching 0.56 in 2020, establishing a new benchmark for the global oil industry. For the first time in many years, we had zero fatalities in our operations.

Since the outbreak of the COVID-19 pandemics we adopted strict protocols to protect the health of our employees, adoption of home office for corporate personnel until June 30, 2021, team reduction in the operations, massive testing (520,000 tests up to February), quarantining, use of PPE´s and availability of 24/7 medical services including telemedicine and air ambulances.

Petrobras also helped to fight the effects of the pandemics on the Brazilian society through the donation of tests, medical and hygiene materials, fuel for ambulances and medical vehicles, food for low income families and computing capacity to support research efforts.

Our social agenda acquired a focus on early childhood education, an investment with high expected social return. Currently, our programs are assisting about 25,000 children.

In January this year we took the first step of a new program, Digital Education for Prosperity, with a grant of 250 laptops to public schools in a low income community. The plan, in a partnership with a non-government organization and two large companies, has a wider scope, encompassing the grant of up to 15,000 computers with Internet access and training centers for teachers of elementary public schools and public high school students in low-income communities.

Digital transformation has been accelerated, supported by training, cultural transformation and a significant enhancement in infrastructure.

High power computing capacity is being raised to 60 Pflops in 2021 from only 3 Pflops in 2018, which is critical to the solving of more complex algorithms, machine learning and artificial intelligence.

Simultaneously, we are implementing the SAP S/4 Hana to simplify, digitalize and integrate process to make productivity gains feasible across the company.

Two excellence centers were created, one for agile excellence and the other for robotization and process digitalization. Alongside the two centers, we developed an Ecosystem for Innovation Corporate Lab to foster innovation through hackathons, design thinking, design sprint, lean startup. To stimulate entrepreneurship we created a program of internal startups, called “Santo de Casa faz milagres”.

Our research center, CENPES, the largest in Latin America, was revamped to become much more integrated with the company strategic goals through the optimization of the R&D project portfolio, partnership with start-up companies and the use of commercial readiness and other instruments.

7

Energy transition is something to be taken seriously. We strongly believe that, as the largest Latin American oil company, one of our duties is to help in a responsible process of transition. Oil and natural gas are still the backbone of modern economy and they will continue to be relevant for many years, although the global demand tends to grow at a slower and declining pace over time.

Petrobras launched ten commitments to sustainability aiming to minimize GHG emissions, to increase carbon capture and storage and water reutilization, while pursuing innovations to deal with scope 3 emissions and the research of new sources of energy.

The company managed to diminish total GHG emissions for the sixth consecutive year, totaling 56 million tCO2e, a reduction of 6% when compared to 2019, and compatible with our goal of reducing this total by 25% by 2030, compared to 2015. The E&P carbon intensity was 15.8 kgCO2e / boe, on track to reaching our medium-term target of 15 kgCO2e / boe in 2025.

Carbon intensity of the refining business was 40.2 kgCO2e / CWT, a 3.6% reduction when compared to 2019. It is still too high. We are working hard to converge to 30 kgCO2e/CWT until 2030.

The ultimate sources of economic development are companies. Once they create shareholder value, they have the resources to finance investment, to pay higher wages, to create jobs along the value chain, to invest in social projects and to protect the nature against climate change and to pay taxes.

Petrobras is the largest taxpayer in Brazil. In face of low oil prices and demand contraction we paid R$129 billion in 2020 to the government, totaling R$375 billion in the last couple of years.

Our goal is to become the best oil and gas company in the world by value creation with respect to people and the environment, focus on safety, and continuing to be a reliable supplier of high-quality products to our customers.

I would like to express our solidarity to those who suffered the terrible pain caused by the pandemics and to praise medical professionals and scientists who have been real heroes in the battle for the preservation of human lives.

My acknowledgement to our Board of Directors for its important role and continuous support to strategy execution in this journey.

Last but not least, people are the most valuable asset of Petrobras. Our executives and employees had no doubt to go for the extra mile in the dark hours of a deep recession to keep the ship running safely through rough waters.

Thank you!

Roberto Castello Branco

Chief Executive Officer

8

Main Items *

Table 1 – Main items

						Variation (%)
R$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Sales revenues	74,972	70,730	81,771	272,069	302,245	6.0	(8.3)	(10.0)
Gross profit	40,360	33,769	37,056	123,962	122,105	19.5	8.9	1.5
Operating expenses	27,476	(14,820)	(22,057)	(71,069)	(40,951)	−	−	73.5
Consolidated net income (loss) attributable to the shareholders of Petrobras	59,890	(1,546)	8,153	7,108	40,137	−	634.6	(82.3)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	28,444	3,169	12,926	13,244	36,954	797.6	120.1	(64.2)
Net cash provided by operating activities	37,702	46,103	30,693	148,106	101,766	(18.2)	22.8	45.5
Free cash flow	30,243	40,138	23,243	112,820	73,232	(24.7)	30.1	54.1
Adjusted EBITDA	47,043	33,440	36,529	142,973	129,249	40.7	28.8	10.6
Recurring adjusted EBITDA *	35,098	37,270	37,242	126,997	134,696	(5.8)	(5.8)	(5.7)
Gross debt (US$ million)	75,538	79,588	87,121	75,538	87,121	(5.1)	(13.3)	(13.3)
Net debt (US$ million)	63,168	66,218	78,861	63,168	78,861	(4.6)	(19.9)	(19.9)
Net debt/LTM Adjusted EBITDA ratio	2.22	2.33	2.41	2.22	2.41	(4.7)	(7.9)	(7.9)
Average commercial selling rate for U.S. dollar	5.40	5.38	4.12	5.16	3.95	0.4	31.1	30.6
Brent crude (US$/bbl)	44.23	43.00	63.25	41.67	64.30	2.9	(30.1)	(35.2)
Domestic basic oil by-products price (US$/bbl)	269.08	258.10	308.56	254.37	296.01	4.3	(12.8)	(14.1)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.56	0.76	-	-	(26.3)

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

9

Consolidated Results

Net Revenues

Table 2 – Net revenues by products

						Variation (%)
R$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Diesel	19,852	19,593	23,086	70,984	90,770	1.3	(14.0)	(21.8)
Gasoline	9,658	9,174	10,367	32,074	38,710	5.3	(6.8)	(17.1)
Liquefied petroleum gas (LPG)	4,960	4,595	4,051	17,347	16,400	7.9	22.4	5.8
Jet fuel	1,831	1,004	4,033	6,965	15,113	82.4	(54.6)	(53.9)
Naphtha	1,787	2,335	1,738	8,470	6,579	(23.5)	2.8	28.7
Fuel oil (including bunker fuel)	1,374	818	1,047	4,016	4,038	68.0	31.2	(0.5)
Other oil by-products	4,297	3,885	3,406	13,945	13,453	10.6	26.2	3.7
Subtotal Oil By-Products	43,759	41,404	47,728	153,801	185,063	5.7	(8.3)	(16.9)
Natural gas	5,144	4,043	6,152	18,485	23,379	27.2	(16.4)	(20.9)
Renewables and nitrogen products	78	67	177	296	960	16.4	(55.9)	(69.2)
Revenues from non-exercised rights	383	724	564	2,283	2,539	(47.1)	(32.1)	(10.1)
Electricity	3,452	505	1,597	5,635	5,196	583.6	116.2	8.4
Services, agency and others	1,123	1,118	962	4,182	3,692	0.4	16.7	13.3
Total domestic market	53,939	47,861	57,180	184,682	220,829	12.7	(5.7)	(16.4)
Exports	19,628	20,917	22,368	80,229	71,612	(6.2)	(12.2)	12.0
Crude oil	13,772	15,417	16,522	58,692	52,186	(10.7)	(16.6)	12.5
Fuel oil (including bunker fuel)	5,249	4,725	4,302	17,982	13,161	11.1	22.0	36.6
Other oil by-products and other products	607	775	1,544	3,555	6,265	(21.7)	(60.7)	(43.3)
Sales abroad	1,405	1,952	2,223	7,158	9,804	(28.0)	(36.8)	(27.0)
Total foreign market	21,033	22,869	24,591	87,387	81,416	(8.0)	(14.5)	7.3
Total	74,972	70,730	81,771	272,069	302,245	6.0	(8.3)	(10.0)

In 4Q20 net revenues were 6% above 3Q20, mainly due to the 2.9% appreciation of Brent prices, alongside higher demand for thermopower generation, which led to the increase in electricity, natural gas and fuel oil sales. On the other hand, crude oil exports decreased due to lower oil production in the quarter. We ended the quarter with ongoing crude oil exports of 15 MMbbl.

It is worth mentioning that diesel revenues were slightly higher in 4Q20 when compared to 3Q20, different from the usual seasonality of the product, which historically result in higher sales volumes in the third quarter. This was possible due to our commercial efforts to increase sales, carried out mainly through auctions.

In terms of revenue breakdown in the domestic market, diesel and gasoline continued to be the main products, accounting, together, for 67% of the domestic oil by-products sales revenues in 4Q20.

In 2020, although total sales volumes went up - derived from a 30% increase in exports when compared to 2019, as a consequence of the drop in demand in Brazil -, net revenues decreased by 10% due to the 35% drop in Brent prices and lower sales of oil by-products, with higher added value than crude oil, partially offset by FX conversion effects.

10

Crude oil exports to China reduced in 4Q20, reaching 42%, and we directed our exports to other countries such as United States, Chile, Portugal and India. Singapore was the main destination for oil by-product exports, with 80%, capturing the opportunities brought by IMO 2020. In 4Q20, we had the following distribution of export destinations:

Table 3 – Crude oil exports

Country	4Q20	3Q20	2020
China	42%	62%	62%
United States	14%	5%	5%
Chile	11%	5%	7%
Portugal	11%	5%	4%
India	11%	3%	5%
Netherlands	2%	3%	3%
Spain	2%	9%	5%
Others	7%	8%	9%

Table 4 – Oil by-products exports

Country	4Q20	3Q20	2020
Singapore	80%	65%	61%
USA	17%	23%	27%
Others	3%	12%	12%

11

Cost of Goods Sold

Table 5 – Cost of goods sold

						Variation (%)
R$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Brazilian operations	(33,606)	(35,866)	(43,405)	(143,220)	(172,237)	(6.3)	(22.6)	(16.8)
Acquisitions	(9,013)	(6,341)	(13,739)	(31,239)	(51,403)	42.1	(34.4)	(39.2)
Crude oil imports	(3,598)	(3,534)	(5,085)	(16,458)	(21,188)	1.8	(29.2)	(22.3)
Oil by-product imports	(2,504)	(1,723)	(4,707)	(8,270)	(17,010)	45.3	(46.8)	(51.4)
Natural gas imports	(2,911)	(1,083)	(3,947)	(6,511)	(13,205)	168.7	(26.2)	(50.7)
Production	(22,951)	(28,528)	(28,093)	(107,935)	(112,484)	(19.5)	(18.3)	(4.0)
Crude oil	(17,909)	(23,020)	(22,164)	(85,666)	(88,782)	(22.2)	(19.2)	(3.5)
Production taxes	(7,407)	(7,193)	(8,222)	(27,553)	(32,976)	3.0	(9.9)	(16.4)
Other costs	(10,502)	(15,827)	(13,942)	(58,114)	(55,806)	(33.6)	(24.7)	4.1
Oil by-products	(2,719)	(2,838)	(3,111)	(11,009)	(12,731)	(4.2)	(12.6)	(13.5)
Natural gas	(2,323)	(2,670)	(2,817)	(11,259)	(10,971)	(13.0)	(17.5)	2.6
Production taxes	(497)	(483)	(665)	(1,937)	(2,754)	2.8	(25.4)	(29.7)
Other costs	(1,826)	(2,187)	(2,152)	(9,322)	(8,217)	(16.5)	(15.1)	13.4
Services rendered, electricity, renewables, nitrogen products and others	(1,642)	(997)	(1,573)	(4,047)	(8,350)	64.7	4.4	(51.5)
Operations abroad	(1,006)	(1,095)	(1,310)	(4,887)	(7,903)	(8.1)	(23.2)	(38.2)
Total	(34,612)	(36,961)	(44,715)	(148,107)	(180,140)	(6.4)	(22.6)	(17.8)

In spite of the growth in net revenues, cost of goods sold decreased by 6.4% in 4Q20, when compared to 3Q20, reflecting the decrease of oil and gas production in the quarter, due to higher maintenance stoppages in pre-salt fields, and to cost reversals of health care plan, as a consequence of the revision in the company’s future obligations (please refer to financial statements – footnote 19), resulting in a R$ 2.3 billion COGS reduction.

On the other hand, import costs rose due to higher import volumes of: (i) oil by-products, necessary to meet the demand, as there were some scheduled maintenance stoppages in the refineries, and (ii) natural gas, due to the increase in thermopower generation.

Inventories built at lower Brent oil prices in 3Q20 and sold in 4Q20 had an estimated positive impact of approximately R$ 1.1 billion.

COGS reduced 17.8% in 2020, when compared to 2019, following the decrease in oil by-products production and lower Brent prices (impacting both import costs and production taxes). Also contributed to this result the higher pre-salt share in the production mix and lower lifting costs, which enabled the reduction on crude oil production costs despite higher production volumes.

12

Operating Expenses

Table 6 – Operating expenses

						Variation (%)
R$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Selling, General and Administrative Expenses	(6,522)	(7,969)	(7,744)	(30,545)	(26,114)	(18.2)	(15.8)	17.0
Selling expenses	(6,049)	(6,305)	(5,709)	(25,020)	(17,746)	(4.1)	6.0	41.0
Materials, third-party services, freight, rent and other related costs	(5,096)	(5,355)	(4,901)	(21,297)	(14,549)	(4.8)	4.0	46.4
Depreciation, depletion and amortization	(825)	(862)	(550)	(2,924)	(2,160)	(4.3)	50.0	35.4
Allowance for expected credit losses	27	147	(55)	20	(192)	(81.6)	−	−
Employee compensation	(155)	(235)	(203)	(819)	(845)	(34.0)	(23.6)	(3.1)
General and administrative expenses	(473)	(1,664)	(2,035)	(5,525)	(8,368)	(71.6)	(76.8)	(34.0)
Employee compensation	(89)	(1,229)	(1,287)	(3,813)	(5,621)	(92.8)	(93.1)	(32.2)
Materials, third-party services, freight, rent and other related costs	(331)	(291)	(609)	(1,264)	(2,119)	13.7	(45.6)	(40.3)
Depreciation, depletion and amortization	(53)	(144)	(139)	(448)	(628)	(63.2)	(61.9)	(28.7)
Exploration costs	(1,905)	(1,447)	(1,873)	(4,170)	(3,197)	31.7	1.7	30.4
Research and development expenses	(536)	(495)	(599)	(1,819)	(2,268)	8.3	(10.5)	(19.8)
Other taxes	(1,002)	(2,147)	(1,312)	(4,971)	(2,484)	(53.3)	(23.6)	100.1
Impairment of assets	30,970	72	(9,139)	(34,259)	(11,630)	42,913.9	−	194.6
Other income and expenses, net	6,471	(2,834)	(1,390)	4,695	4,742	−	−	(1.0)
Total	27,476	(14,820)	(22,057)	(71,069)	(40,951)	−	−	73.5

Selling expenses were down 4% in 4Q20, when compared to 3Q20, due to lower exports volumes and lower freight costs.

G&A expenses dropped 72% due to the effect of the cost reversals of health care plan, of R$ 1.2 billion, as a consequence of the revision in the company’s future obligations. Excluding this effect, G&A would have been stable.

Exploration costs increased mainly due to higher write-offs of dry/subcommercial wells, especially in the Campos and Espirito Santo basins.

Other taxes reduced R$ 1.1 billion QoQ as we had adhered, in 3Q20, to tax amnesty programs in the states of Rio de Janeiro and Espírito Santo.

A portion of R$ 31 billion of impairments previously booked were reversed as a result of new Brent prices and FX curves assumptions (approved in the 2021-25 Strategic Plan) and a revision in the projects portfolio, mainly in the E&P business.

There were other revenues of R$ 6.5 billion in 4Q20 as opposed to other expenses, of R$ 2.8 billion in 3Q20, due to the cost reversal of health care plan of R$ 9.5 billion, as a consequence of the revision in the company’s future obligations.

In 2020 operating expenses increased due to higher impairment, derived from a reduction in projected Brent prices, and to higher selling expenses, led by an increase in export volumes and in international freight costs and by the sale of 90% of TAG in 2019, resulting in higher payments of the associated tariffs. On the other hand, there was a 34% decrease in G&A expenses, due to resilience measures and FX depreciation.

13

Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

During 2020, impairment losses were mainly recognized in the first quarter, arising from significant and adverse effects on the oil and oil by-products market:

(i)	the outbreak of the COVID-19 pandemic, with a sharp reduction in the circulation of people and in the world economic activity, causing a shock on demand of these products, and
(ii)	(ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies, led by Russia, to define production levels, which contributed to an increase in the global oil supply with a reduction in price in early March.

These events led the Company to adopt a set of measures, in 1Q20, aiming at preserving cash generation, as well as to revise the key assumptions of the 2020-2024 Strategic Plan, such as Brent prices, exchange rates, oil product spreads, among others, whose effects were accounted for in1Q20.

On November 25th, 2020, management concluded and approved its 2021-2025 Strategic Plan, considering a complete update of economic assumptions, as well as its project portfolio and estimates of reserve volumes, which support the impairment tests conducted in this reporting period. T

The key assumptions of the 2021-2025 Strategic Plan were expected Brent prices, depreciation of Brazilian real against U.S. dollar, economic slowdown and reduction of demand for oil and oil products.

The table below shows impairment losses and reversals recognized within the statement of income in 2020 (R$ million):

Impairment (losses) / reversals - R$ million
Assets by nature	1Q20	4Q20	2020
E&P producing fields	(64,243)	30,286	(34,215)
Oil and gas production and drilling equipment	(69)	(544)	(613)
Comperj	0	1,340	1,340
Second refining unit in RNEST	0	(114)	(114)
Corporate facilities	(788)	0	(788)
Others	(199)	0	131
Total	(65,299)	30,970	(34,259)

For more information, see financial results report, note 27.

Adjusted EBITDA

In 4Q20, adjusted EBITDA increased 41% when compared to 3Q20, reaching R$ 47 billion. This result was mainly due to cost reversals of health care plan, as a consequence of the revision in the company’s future obligations.

14

Also contributed to this result higher Brent prices, the increased demand for thermoelectrical energy, which positively impacted energy generation as well as volumes of fuel oil and LNG. These were offset by lower export volumes, lower diesel and gasoline margins and the provisioning of bonus payments to employees.

In 2020, adjusted EBITDA decreased only by 11%, to US$ 143 billion, even with the 35% depreciation of Brent prices in the year. This result was achieved through initiatives that increased the company’s resiliency and efficiency, such as: (i) higher exports, which compensated the reduction of demand and margins of oil by-products in Brazil, (ii) lower G&A and (iii) cost reversals of health care plan, as a consequence of the revision in the company’s future obligations. There were also gains related to the exclusion of the VAT tax from the calculation basis of the PIS/COFINS and lower contingencies.

E&P adjusted EBITDA/boe was stable in 4Q20, when compared to 3Q20. In 2020, it reduced 30%, mainly reflecting lower Brent prices.

15

In 4Q20, refining adjusted EBITDA/bbl decreased when compared to 3Q20 as a result of lower positive turnover effect between quarters as Brent prices grew 2.9% in 4Q20 as opposed to 47% in 3Q20. This was partially offset by lower operational expenses, mainly in sales.

In 2020, the decrease reflected the lower turnover effect between years due to lower Brent prices and the reduction of international margins, mainly of diesel, jet fuel and gasoline, and of volumes of sales in domestic market.

Financial results

Table 7 – Financial results

						Variation (%)
R$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Finance income	777	667	1,655	2,821	5,271	16.5	(53.1)	(46.5)
Income from investments and marketable securities (Government Bonds)	192	251	655	1,017	2,212	(23.5)	(70.7)	(54.0)
Gains from signed agreements (electric sector)	−	−	−	−	310	−	−	−
Interest on petroleum and alcohol accounts	404	3	9	417	35	13,366.7	4,388.9	1,091.4
Other income, net	181	413	991	1,387	2,714	(56.2)	(81.7)	(48.9)
Finance expenses	(7,816)	(9,778)	(5,320)	(31,108)	(27,878)	(20.1)	46.9	11.6
Interest on finance debt	(4,184)	(5,224)	(4,180)	(18,507)	(19,060)	(19.9)	0.1	(2.9)
Unwinding of discount on lease liabilities	(1,767)	(1,845)	(1,483)	(6,806)	(5,973)	(4.2)	19.2	13.9
Discount and premium on repurchase of debt securities	(2,068)	(2,814)	(45)	(6,139)	(3,380)	(26.5)	4,495.6	81.6
Capitalized borrowing costs	1,267	1,148	1,338	4,805	5,250	10.4	(5.3)	(8.5)
Unwinding of discount on the provision for decommissioning costs	(747)	(792)	(781)	(3,251)	(3,128)	(5.7)	(4.4)	3.9
Other finance expenses and income, net	(317)	(251)	(169)	(1,210)	(1,587)	26.3	87.6	(23.8)
Foreign exchange gains (losses) and indexation charges	13,851	(13,799)	(2,925)	(21,297)	(11,852)	−	−	79.7
Foreign exchange gains (losses)	19,867	(7,636)	587	(6,834)	(253)	−	3,284.5	2,601.2
Reclassification of hedge accounting to the Statement of Income	(6,134)	(6,147)	(3,688)	(24,308)	(12,397)	(0.2)	66.3	96.1
Pis and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation	(364)	−	−	8,886	−	−	−	−
Other foreign exchange gains (losses) and indexation charges, net	482	(16)	176	959	798	−	173.9	20.2
Total	6,812	(22,910)	(6,590)	(49,584)	(34,459)	−	−	43.9

In 4Q20 financial results improved due to foreign exchange gains related to the 7.9% appreciation of the Brazilian Real over the US dollar. It is also worth mentioning the effects of our liability management, which reduced finance expenses, led by lower interest rates (R$ 1 billion) and the lower premium on repurchase of bonds (R$ 746 million), with lower maturities when compared to 3Q20.

In 2020, financial results were 44% worse than in 2019 mainly due to the Real depreciation against the US dollar and the higher hedge account reclassification, led by lower than expected exports volume, which were largely offset by the exclusion of the VAT tax from the calculation basis of PIS/COFINS and by lower interest rates.

We ended 2020 with a FX exposure of US$ 224.8 billion.

16

Net income (loss) attributable to Petrobras’ shareholders

In 4Q20, we recorded a net income of R$ 59.9 billion as opposed to a R$ 1.5 billion loss in 3Q20, due to impairment reversals of R$ 31 billion, FX gains of R$ 20 billion and positive results related to cost reversals of health care plan, of R$ 13.1 billion, as a consequence of the revision in the company’s future obligations.

In 2020 net income reduced 82% to R$ 7.1 billion due to the drop of 35% in Brent prices, higher impairment charges, lower gains with divestments and the depreciation of 31% of the Real against the US dollar. On the other hand, initiatives that increased the company’s resiliency and efficiency and continuous debt reduction contributed to partially compensate the impacts brought by the crisis, as can be seen by the cost reversals of health care plan, of R$ 13.1 billion, as a consequence of the revision in the company’s future obligations, gains with the exclusion of VAT from the PIS/COFINS calculation basis of R$ 16.4 billion, lower G&A expenses and contingencies as well as lower interest expenses.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

4Q20 was mostly positively affected by two non-recurring items, namely impairment reversal of R$ 31 billion and the cost reversals of health care plan, of R$ 13.1 billion, as a consequence of the revision in the company’s future obligations. However, adjusting for non-recurring effects, net income would still be positive at R$ 29 billion. Recurring EBITDA would have been R$ 35 billion.

In 2020 non-recurring items (mainly impairment charges) affected negatively net income, which would have been R$ 13.2 billion excluding those items. Adjusted EBITDA was positively impacted by non-recurring items and would have been R$ 127 billion excluding those items (mainly the cost reversals of health care plan, as a consequence of the revision in the company’s future obligations, and the exclusion of VAT tax over PIS/COFINS).

17

Special Items

Table 8 – Special items

						Variation (%)
R$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Net income	60,452	(1,669)	8,538	6,246	40,970	−	608.0	(84.8)
Nonrecurring items	41,811	(6,413)	(7,585)	(14,644)	9,328	−	−	−
Nonrecurring items that do not affect Adjusted EBITDA	29,866	(2,582)	(6,872)	(30,620)	14,775	−	−	−
Impairment of assets and investments	29,235	(612)	(9,148)	(36,932)	(11,646)	−	−	217.1
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	(225)	−	(225)	(127)	−	−	77.2
Gains and losses on disposal / write-offs of assets	1,925	1,132	2,554	2,709	23,798	70.1	(24.6)	(88.6)
Gains on BR Distribuidora follow on	−	−	−	−	13,948	−	−	−
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	(476)	−	−	−
Agreements signed for the electricity sector *	−	−	−	−	310	−	−	−
Discount related to prepayment of receivables from electricity sector	−	−	−	−	(509)	−	−	−
Write-off of deferred tax assets	−	−	(235)	−	(7,164)	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	(364)	−	−	8,886	−	−	−	−
Discount and premium on repurchase of debt securities	(2,068)	(2,808)	(43)	(6,127)	(3,359)	(26.4)	4709.3	82.4
Inflation indexation charges on petroleum and alcohol accounts	1,222	−	−	1,222	−
Financial updating on state amnesty programs	(84)	(69)	−	(153)	−	21.7	−	−
Other nonrecurring items	11,945	(3,831)	(713)	15,976	(5,447)	−	−	−
PDV	29	(415)	(187)	(5,408)	(791)	−	−	583.7
Careers and remuneration plan	−	−	(1)	−	(7)	−	−	−
Amounts recovered from Lava Jato investigation	282	83	119	797	874	239.8	137.0	(8.8)
Gains / (losses) on decommissioning of returned/abandoned areas	(1,671)	(87)	(633)	(1,770)	(637)	1820.7	164.0	177.9
State amnesty programs	58	(1,931)	(909)	(1,873)	(909)
Expected credit losses related to the electricity sector	−	−	−	−	(62)	−	−	−
Gains / (losses) related to legal proceedings	−	(748)	990	(3)	(3,918)	−	−	(99.9)
Equalization of expenses - Production Individualization Agreements	(40)	(733)	(92)	3,701	3	(94.5)	(56.5)	123266.7
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	22	−	−	(408)	−	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	203	−	−	7,878	−	−	−	−
18

Cost reversals of health care plan due to the revision in the company’s future obligations	13,062	−	−	13,062	−
Net effect of nonrecurring items on IR / CSLL	(10,365)	1,698	2,812	8,509	(6,145)	−	−	−
Recurring net income	29,006	3,046	13,311	12,382	37,787	852.3	117.9	(67.2)
Shareholders of Petrobras	28,444	3,169	12,926	13,244	36,954	797.6	120.1	(64.2)
Non-controlling interests	562	(123)	385	(862)	833	−	46.0	−

Adjusted EBITDA	47,043	33,439	36,529	142,973	129,249	40.7	28.8	10.6
Nonrecurring items	11,945	(3,831)	(713)	15,976	(5,447)	−	−	−
Recurring Adjusted EBITDA	35,098	37,270	37,242	126,997	134,696	(5.8)	(5.8)	(5.7)

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

19

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics, costs with research and development and pre-operating costs.

Table 9 – Capex

						Variation %
Investments (US$ million)	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Exploration and Production	1,519	1,290	2,394	6,557	8,410	17.8	(36.6)	(22.0)
Refining	354	183	444	947	1,463	93.9	(20.2)	(35.3)
Gas and Power	83	131	217	353	543	(36.7)	(61.7)	(35.0)
Others	93	35	113	200	328	166.4	(17.7)	(39.0)
Total	2,049	1,638	3,168	8,057	10,743	25.1	(35.3)	(25.0)
Signature bonus			16,671		16,671	−	−	−
Total	2,049	1,638	19,839	8,057	27,414	25.1	(89.7)	(70.6)

In 2020, investments amounted US$ 8.1 billion a 25% reduction when compared to 2019, reflecting our resilience measures announced in March that revised 2020 Capex to US$ 8.5 billion and also the E&P portfolio revision, which focused on resilience, prioritizing projects with Brent price breakeven of not more than US$ 35/barrel.

In 4Q20, investments totaled US$ 2.0 billion, up 25% QoQ, with approximately 67% corresponding to growth. Investments in the E&P segment increased approximately 18% in 4Q20 when compared to 3Q20, mainly due to the increase in the construction of development wells in the Santos Basin pre-salt (BUZ-4 and LL-N) and exploratory wells of Urissanê and Búzios-NW, as well as disbursements with construction and integration of P-70 module 1. In the Refining segment, the quarterly increase in investments was due to the execution of scheduled stoppages, which had been postponed at RECAP, REDUC and REFAP.

Growth investments are those with the main objective of increasing the capacity of existing assets, implementing new production systems up to the full ramp up, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2018, exploratory investments, and investments in R&D.

Investments in maintenance (sustaining), on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Includes investments in safety and reliability of installations, substitute well projects, complementary development, remaining investments in systems that entered before 2018, scheduled stoppages and revitalizations (without new systems), 4D seismic, SMS projects, line changes, infrastructure operational and ICT.

In 4Q20, investments in the Exploration and Production segment totaled US$ 1.5 billion, with approximately 81% related to growth. The investments were mainly concentrated: (i) in the development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 0.9 billion); (ii) exploratory investments (US$ 0.2 billion) and (iii) development of new projects in deep waters (US$ 0.1 billion).

20

In the Refining segment, investments totaled US$ 0.4 billion in 4Q20, approximately 78% of which were investments in sustaining. Investments in the Gas and Power segment totaled US$ 0.1 billion in 4Q20, of which approximately 88% are investments in growth.

The following table presents the main information on the new oil and gas production systems.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi²	Petrobras Share	Status
FPSO Carioca (Chartered unit) Sépia 1	2021	180,000	0.82	2.2	97.6%	Project in phase of execution with production system with more than 91% of progress. 10 wells drilled and 7 completed
FPSO Guanabara (Chartered unit) Mero 1	2021	180,000	0.25	1.0	40.0%	Project in phase of execution with production system with more than 93% of progress. 8 wells drilled and 5 completed
FPSO Alm. Barroso (Chartered unit) Búzios 5	2022	150,000	0.37	2.3	100%¹	Project in phase of execution with production system with more than 59% of progress. 4 wells drilled and 1 completed.
FPSO Anita Garibaldi (Chartered unit) Marlim 1	2023	80,000	0.09	2.1	100.0%	Project in phase of execution with production system with more than 47% of progress. 1 well drilled and 1 completed
FPSO Anna Nery (Chartered unit) Marlim 2	2023	70,000	0.02	1.6	100.0%	Project in phase of execution with production system with more than 47% of progress.
FPSO Sepetiba (Chartered unit) Mero 2	2023	180,000	0.02	0.8	40.0%	Project in phase of execution with production system with more than 69% of progress. 4 wells drilled and 2 completed
P-71 (Owned unit) Itapu	2023	150,000	0.04	2.3	100.0%	Project in phase of execution with production system with more than 91% of progress. 3 wells drilled and 1 completed
FPSO Marechal Duque de Caxias (Chartered unit) Mero 3	2024	180,000	0.02	0.8	40.0%	Project in phase of execution with production system with more than 10% of progress. 3 wells drilled and 1 completed
¹ Will change after the co-participation agreement

The FPSO Almirante Tamandaré (Búzios 6th module) is under analysis of the proposal and may be included in the table of the next quarter.

21

Portfolio Management

Improvements in capital allocation are being implemented through portfolio management, with divestments of assets with lower returns on capital employed.

In 2020, cash inflows from divestments totaled US$ 2.1 billion until February 24th, 2021, as detailed below, including transactions signed between 2018 and 2021. The main assets sold during the year were PO&G BV, Liquigás, the Baúna field and the Pampo and Enchova Cluster.

In 4Q20 and up to February 25th, 2021, we concluded the sale of the Baúna fields, the Tucano Sul Cluster, the Frade field, PUDSA and Liquigás. These transactions, together with the advance requested by the signatures of the Recôncavo, Remanso, Peroá, Miranga and the Mangue Seco 3 and 4 wind farms, resulted in a cash inflow of US$ 1.07 billion in the period.

Table 13 – Amounts received during 2020 and up to February 24th, 2021 and respective transaction value

Asset	Amounts received (US$ million)	Transaction amount (US$ million)
PO&G BV¹	301	1,530
Macau² cluster	125	191
Pampo e Enchova² cluster	365	451[5]
Ponta do Mel and Redonda²	3.0	7.2
Lagoa Parda² cluster	9.4	10.8
Baúna[2] field	150	665
Frade[2] field	36	100
Liquigás[2]	779.9[6]	879[6]
Tucano Sul³ cluster	3.2	3.01
Pescada³ cluster	0.3	1.5
TAG³	205	205
Cricaré³ cluster	11	155
Fazenda Belém³ cluster	8.8	35.2
Rio Ventura³	3.8	94.2
PUDSA (Assets in Uruguay)³	68.2	61.7
Recôncavo[3] cluster	10	250
Remanso[3] cluster	4.0	30
22

BSBios[3]	47	62
Mangue Seco 1[4]	-	8[6]
Mangue Seco 3 e 4[4]	4.2[6]	16.8[6]
Peroá[4] cluster	5.0	55
Miranga[4] cluster	11	220.1
Total	2,151	5,025

¹Transaction signed in 2018

² Transaction signed in 2019

³ Transaction signed in 2020

4 Transaction signed in 2021

5According to the SPA amendment. The difference in relation to the previously disclosed amount referred to the price adjustment

6 Original amounts in BRL, converted to US $ at the PTAX rate on the day of the SPA subscription or cash inflow

*The transaction values of Bambuí Bioenergia and local Gas are immaterial

In addition, we have the following divestments in our portfolio, as well as several other projects, approved in the Strategic Plan 2021-2025, undergoing structuring phase and some with teasers to be launched soon.

23

Table 14 – Assets in divestment process (Teaser, non-binding phase and binding phase)

Position on February 24th, 2021

Teaser / Non-binding phase	Binding phase
Transportadora Brasileira Gasoduto Bolívia (TBG)	ANSA
Transportadora Sul Brasileira de Gás (TSB)	Refineries (RNEST, RLAM, REPAR, REFAP, REGAP, REMAN, LUBNOR e SIX)
Onshore fields (ES and SE)	Colombia assets
Albacora and Albacora Leste fields (RJ)	Mangue Seco Wind Farms 2
Marlim, Voador, Marlim Leste and Marlim Sul fields (RJ)	Gaspetro
NTS (10%)
PBIO
Stake in electricity generation companies
UFN-III
Papa Terra field
Onshore fields (AL, AM, ES, CE and SE)
Shallow water fields (AL, BA, CE, RJ and RN)
Deep water fields (ES)

Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

24

Liquidity and Capital Resources[1]

Table 13 – Liquidity and capital resources

R$ million	4Q20	3Q20	4Q19	2020	2019
Adjusted cash and cash equivalents at the beginning of period	75,443	109,571	60,309	33,309	58,052
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(3,782)	(2,952)	(5,427)	(3,580)	(4,198)
Cash and cash equivalents at the beginning of period	71,661	106,619	54,882	29,729	53,854
Net cash provided by (used in) operating activities	37,702	46,103	30,693	148,106	101,766
Net cash provided by operating activities from continuing operations	−	−	−	−	1,224
Discontinued operations – net cash provided by operating activities	37,702	46,103	30,693	148,106	100,542
Net cash provided by (used in) investing activities	(1,835)	(3,051)	(31,937)	(23,455)	(7,952)
Net cash provided by (used in) investing activities from continuing operations	(1,835)	(3,051)	(31,937)	(23,455)	(15,148)
Acquisition of PP&E and intangibles assets (except for the Transfer of Rights surplus and other signature bonus)	(7,456)	(5,961)	(7,511)	(29,974)	(28,505)
Investments in investees	(3)	(4)	61	(5,312)	(29)
Signature bônus	−	−	(5,478)	−	(5,505)
Transfer of Rights surplus	−	−	(63,141)	−	(63,141)
Proceeds from disposal of assets - Divestment	4,983	3,195	5,364	10,212	41,049
Reimbursement of Transfer of rights agreement	−	−	34,414	−	34,414
Dividends received	220	525	2,470	1,264	5,732
Divestment (Investment) in marketable securities	421	(806)	1,884	355	837
Discontinued operations – net cash provided by investing activities	−	−	−	−	7,196
(=) Net cash provided by operating and investing activities	35,867	43,052	(1,244)	124,651	93,814
Net cash provided by (used) in financing activities from continuing operations	(39,243)	(78,945)	(26,255)	(101,773)	(124,354)
Net financings	(29,075)	(71,149)	(17,224)	(64,384)	(95,557)
Proceeds from financing	6,319	534	11,257	85,523	29,156
Repayments	(35,394)	(71,683)	(28,481)	(149,907)	(124,713)
Repayment of lease liability	(8,110)	(7,536)	(6,523)	(30,275)	(20,660)
Dividends paid to shareholders of Petrobras	(1,783)	−	(2,360)	(6,209)	(7,488)
Dividends paid to non-controlling interest	(250)	(46)	(201)	(448)	(550)
Investments by non-controlling interest	(25)	(214)	53	(457)	(99)
Discontinued operations – net cash used in financing activities	−	−	−	−	(1,982)
Net cash provided by (used) in financing activities	(39,243)	(78,945)	(26,255)	(101,773)	(126,336)
Effect of exchange rate changes on cash and cash equivalents	(7,355)	935	2,346	8,323	8,397
Cash and cash equivalents at the end of period	60,930	71,661	29,729	60,930	29,729
Government bonds and time deposits with maturities of more than 3 months at the end of period *	3,424	3,782	3,580	3,424	3,580
Adjusted cash and cash equivalents at the end of period	64,354	75,443	33,309	64,354	33,309

Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	37,702	46,103	30,693	148,106	101,766
Acquisition of PP&E and intangibles assets (except for the Transfer of Rights surplus and other signature bonus)	(7,456)	(5,961)	(7,511)	(29,974)	(28,505)
Investments in investees**	(3)	(4)	61	(5,312)	(29)
Free cash flow	30,243	40,138	23,243	112,820	73,232

[1] * Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation.

25

As of December 31st, 2020, cash and cash equivalents were R$ 60.9 billion and adjusted cash and cash equivalents totaled R$ 64.3 billion.

In 2020, aligned with our first strategic pillar of maximization of return on capital employed, we had a solid net cash provided by operating activities of R$ 148.1 billion and we reached a positive free cash flow of R$ 112.8 billion, helped by the greater integration of logistics, marketing and sales. The improvements in working capital were, mainly, due to the production records and inventory management, resulting in increased exports, and the use of tax credits. In 4Q20, net cash provided by operating activities was R$ 37.7 billion, reflecting the use of tax credit.

In 2020, this level of cash generation, alongside cash inflows from divestments of R$ 10.2 billion and cash and cash equivalents, were used: (i) to prepay debt and amortize principal and interest due in the period (R$ 149.9 billion) and (iii) to amortize lease liabilities (R$ 30.3 billion), reducing gross debt to R$ 280 bllion (US$ 75.5 billion). In addition, CAPEX was R$ 35.3 billion on a cash basis.

In 2020, the company settled several loans and financial debts, amounting to R$ 149.9 billion, notably: (i) prepayment of banking loans in the domestic and international market totaling RS$ 19.5 billion and (ii) R$ 50.4 billion to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 6.1 billion (iii) partial prepayment of its revolving credit lines , in the amount of R$ 40.7 billion (US$ 7.6 billion).

Conciliation EBITDA x OCF x FCF x FCFE

R$ billion

26

Debt

Even in an adverse scenario, our solid cash generation and resilience initiatives contributed to a relevant debt reduction. Gross debt reached US$ 75.5 billion, 13% lower than the US$ 87 billion target for 2020. In addition, liability management helped increase the average maturity from 11.19 in September 30th, 2020 years to 11.71 years in December 31st, 2020.

Gross debt also reduced by 5% when compared to September 30th, 2020, mainly due to repurchases in the capital market and prepayments in the banking market. Therefore, the gross debt/LTM adjusted EBITDA ratio decreased to 2.66x on December 31st, 2020 from 2.80x on September 30th, 2020.

Net debt reduced 5%, reaching US$ 63.2 billion. The net debt/LTM adjusted EBITDA ratio decreased to 2.22x on December 31st, 2020 from 2.33x on September 30th, 2020.

Table 14 – Debt indicators

US$ million	12.31.2020	09.30.2020	Δ %	12.31.2019
Financial Debt	53,888	57,573	(6.4)	63,260
Capital Markets	30,137	32,553	(7.4)	35,944
Banking Market	18,597	19,878	(6.4)	21,877
Development banks	1,516	1,483	2.2	1,967
Export Credit Agencies	3,424	3,441	(0.5)	3,233
Others	214	218	(1.8)	239
Finance leases	21,650	22,015	(1.7)	23,861
Gross debt	75,538	79,588	(5.1)	87,121
Adjusted cash and cash equivalents	12,370	13,370	(7.5)	8,260
Net debt	63,168	66,218	(4.6)	78,861
Net Debt/(Net Debt + Market Cap) - Leverage	47%	59%	(20.3)	44%
Average interest rate (% p.a.)	5.9	5.8	1.7	5.9
Weighted average maturity of outstanding debt (years)	11.71	11.19	4.6	10.80
Net debt/LTM Adjusted EBITDA ratio	2.22	2.33	(4.7)	2.41
Gross debt/LTM Adjusted EBITDA ratio	2.66	2.80	(4.9)	2.66

R$ million
Gross debt	280.038	324.750	(13,8)	254.982
Finance leases	112.510	124.179	(9,4)	96.179
Adjusted cash and cash equivalents	64.280	75.417	(14,8)	33.294
Net debt	328.268	373.512	(12,1)	317.867

27

Results by Segment

Exploration and Production[2]

Table 15 – E&P results

						Variation (%)
R$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Sales revenues	48.467	50.352	57.076	174.085	199.429	(3,7)	(15,1)	(12,7)
Gross profit	26.625	25.251	28.771	82.028	91.735	5,4	(7,5)	(10,6)
Operating expenses	24.312	(3.355)	(7.329)	(44.221)	(16.700)	−	−	164,8
Operating income (loss)	50.937	21.896	21.442	37.807	75.035	132,6	137,6	(49,6)
Net income (loss) attributable to the shareholders of Petrobras	33.495	14.499	14.158	24.083	49.905	131,0	136,6	(51,7)
Adjusted EBITDA of the segment	29.364	32.300	36.310	114.960	125.450	(9,1)	(19,1)	(8,4)
EBITDA margin of the segment (%)	61	64	64	66	63	(3,6)	(3,0)	3,1
Average Brent crude (US$/bbl)	44,23	43,00	63,25	41,67	64,30	2,9	(30,1)	(35,2)
Sales price - Brazil
Crude oil (US$/bbl)	43,29	42,30	63,00	39,96	61,25	2,3	(31,3)	(34,8)
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	5,61	4,54	6,56	5,23	7,77	23,6	(14,5)	(32,7)
excluding production taxes	7,19	6,09	8,22	6,83	9,62	18,1	(12,5)	(29,0)
Onshore and shallow waters
with leases	12,87	13,03	20,69	15,45	22,52	(1,2)	(37,8)	(31,4)
excluding leases	12,33	11,96	19,90	14,54	21,78	3,1	(38,1)	(33,2)
Deep and ultra-deep post-salt
with leases	12,63	10,36	11,37	11,05	12,73	21,9	11,1	(13,2)
excluding leases	11,23	8,82	9,80	9,55	10,98	27,4	14,7	(13,1)
Pre-salt
with leases	4,47	3,86	5,02	4,25	5,61	15,9	(10,8)	(24,3)
excluding leases	2,71	2,27	3,20	2,53	3,52	19,5	(15,2)	(28,0)
including production taxes and excluding leases	13,06	11,21	17,28	11,50	19,10	16,5	(24,4)	(39,8)
including production taxes and leases	14,64	12,75	18,94	13,10	20,95	14,8	(22,7)	(37,4)
Production taxes - Brazil	8.255	8.518	10.071	29.978	41.949	(3,1)	(18,0)	(28,5)
Royalties	4.582	4.883	4.980	16.773	18.458	(6,2)	(8,0)	(9,1)
Special Participation	3.620	3.589	5.044	13.011	23.299	0,9	(28,2)	(44,2)
Retention of areas	53	46	47	194	192	15,2	12,8	1,0

In 2020, E&P gross profit was R$ 82.0 billion, a reduction of 11% when compared to 2019. This decrease was due to lower Brent prices, partially offset by higher production. Operating profit was R$ 37.8 billion in 2020, 50% lower than 2019, due to higher impairment losses.

In 4Q20, gross profit in E&P was R$ 26.6 billion, an increase of 5% when compared to 3Q20. This increase reflected the slightly appreciation of Brent prices and, more importantly, the cost reversals of health care plan (AMS)2, as a consequence of the revision of future obligations, and the reduction in Depreciation, Depletion and Amortization (DD&A), and was partially offset by a decrease in revenues, due to lower production.

Operating profit was R$ 50.9 billion in 4Q20, 133% higher than 3Q20. Higher operating profit reflected, mainly, the impairment reversal, in addition to higher non-recurring tax expenses in 3Q20, due to the approval for the adhesion to tax amnesty programs in the states of Rio de Janeiro and Espírito Santo. This increase was partially offset by higher abandonment estimates and lower result from the sale of assets than in the previous quarter.

1 Leases refers to platform leasing

2 Please see Note 19

28

Lifting cost in US dollars in 2020, without government participation and without leases, was US$ 5.2/boe, which represents a 33% reduction compared to the previous year (US$ 7.8/boe). The drop is explained by the 31% depreciation of the real against the US dollar, by cost reduction initiatives and by higher production from pre-salt fields, which are world-class assets and, thus, more resilient and competitive.

In 4Q20, lifting cost in US dollars without government participation and without leases increased 24% when compared to the previous quarter, due to higher expenses with subsea activities in the Campos Basin and intervention in pre-salt wells, in addition to lower production.

In the pre-salt, lifting cost in US dollars increased 20% when compared to 3Q20, due to higher spending with interventions and lower production.

In the post-salt, lifting cost in US dollars increased 27% in the quarterly comparison, due to the higher level of subsea maintenance and inspections activities and decrease in production.

Starting in 4Q20, lifting costs in US dollars for onshore and shallow water activities will be jointly disclosed in our reports. Considering the ongoing divestment process and mothballing, onshore and shallow water only represented about 7% of our production in 4Q20. This quarter, we observed a 3% increase in onshore and shallow water lifting costs, due to higher maintenance expenses in onshore fields, partially offset by the divestment of the Pampo and Enchova Cluster, which occurred in 3Q20.

29

Refining

Table 16 – Refining results **

						Variation (%)
R$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Sales revenues	65.163	64.317	72.464	241.966	266.613	1,3	(10,1)	(9,2)
Gross profit	6.615	8.647	8.010	19.751	23.623	(23,5)	(17,4)	(16,4)
Operating expenses	266	(4.575)	(6.431)	(15.455)	(17.258)	−	−	(10,4)
Operating Income (Loss)	6.881	4.072	1.579	4.296	6.365	69,0	335,8	(32,5)
Net income (loss) attributable to the shareholders of Petrobras	5.109	2.166	439	862	3.945	135,9	1063,8	(78,1)
Adjusted EBITDA of the segment	6.495	6.954	6.472	12.271	19.709	(6,6)	0,4	(37,7)
EBITDA margin of the segment (%)	10%	11%	9%	5%	7%	(0,8)	1,0	(2,3)
Refining cost (US$ / barrel) - Brazil	1,47	1,41	2,29	1,70	2,46	4,3	(35,8)	(30,9)
Refining cost (R$ / barrel) - Brazil	7,80	7,53	9,70	8,67	9,77	3,6	(19,6)	(11,3)
Domestic basic oil by-products price (US$/bbl)	269,08	258,10	308,56	254,37	296,01	4,3	(12,8)	(14,1)

In 4Q20, gross profit in refining was R$ 2 billion lower than 3Q20 due to a lower inventory turnover effect between quarters of R$ 3.75 billion, which reflected the increase in Brent prices in 4Q20 (the positive inventory turnover effect was approximately R$ 2.28 billion in 4Q20 and R$ 6 billion in 3Q20). Excluding the inventory turnover effect, gross profit would have been R$ 4.34 billion in 4Q20 and R$ 2.6 billion in 3Q20.

In 4Q20, there were better margins for oil by-products in the domestic market, especially LPG and naphta, and an increase in sales volumes, mainly jet fuel, reflecting the recovery in the aviation sector, especially domestic flights, and fuel oil, due to higher thermoelectric demand. There were also better margins in crude oil and oil by-products exports, mainly fuel oil, reflecting trends in international margins.

The increase of R$ 2.81 billion in operating income in 4Q20 reflected lower operating expenses of R$ 4.84 billion mainly due to the impairment reversal of Comperj of R$ 1.3 billion and R$ 2.7 billion gains on the sale of Liquigás.

In 2020, refining gross profit was R$ 3.87 billion lower, due to the negative variation in the inventory turnover of R$ 5.4 billion (inventory turnover effect was R$ 3.73 billion in 2019 and negative R$ 1.67 million in 2020) and by the reduction of international margins. Excluding the inventory turnover effects, gross profit would have been R$ 21.4 billion in 2020 and R$ 19.89 billion in 2019.

There were lower margins for oil by-products in the domestic market, mainly diesel and jet fuel, due to the reduction in international prices by effect of the COVID 19 pandemic, partially offset by higher margins in LPG and naphtha. There was also the impact of lower sales volume, mainly jet fuel and gasoline, due to the effect of the COVID-19 pandemic on urban mobility and the aviation sector.

The lower margin of oil exports was due to the reduction in international prices, but it was partially offset by the higher export volume. On the other hand, there was higher volume and margins in the export of oil by-products, mainly fuel oil, as a consequence of the change in international specification with the implementation of IMO 2020, and lower expenses and reduced consumption of natural gas.

Lower operating profit in 2020 reflected the reduction in gross profit, partially offset by lower operating expenses.

30

Gas and Power

Table 17 – G&P results

						Variation (%)
R$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Sales revenues	12.142	8.509	11.314	39.275	45.252	42,7	7,3	(13,2)
Gross profit	5.329	4.408	4.007	19.144	14.914	20,9	33,0	28,4
Operating expenses	(3.969)	(2.753)	(4.933)	(13.259)	9.926	44,2	(19,5)	−
Operating income (loss)	1.360	1.655	(926)	5.885	24.840	(17,8)	−	(76,3)
Net income (loss) attributable to the shareholders of Petrobras	1.061	1.304	(642)	4.188	16.331	(18,6)	−	(74,4)
Adjusted EBITDA of the segment	2.315	2.215	767	8.673	7.253	4,5	201,8	19,6
EBITDA margin of the segment (%)	19	26	7	22	16	(7,0)	12,0	6,0
Natural gas sales price - Brazil (US$/bbl)	30,82	28,79	42,70	33,76	46,29	7,1	(27,8)	(27,1)

In 4Q20, G&P gross profit was R$ 5.3 billion, an increase of 21% when compared to 3Q20, as a result of higher energy generation associated with higher margins due to the increase in spot prices, in addition to the increase in sales volumes of gas in the thermoelectric and non-thermoelectric segments.

Despite the higher gross profit, operating income was R$ 295 million lower than in 3Q20 due to higher sales expenses (R$ 653 million) with contractual transport tariff adjustment in 4Q20 and non-recurring effects that reduced expenses in the previous quarter: (i) the reversal of the provision for losses (R$ 184 million) after an agreement to end disputes related to thermoelectric plants and (ii) the reversal of impairments in the power segment, Fafen-BA, Fafen-SE (R$ 173 million).

In 2020, G&P gross profit was R$ 19.1 billion, a 28% increase when compared to 2019, as a result of better margins in the energy sale contracts obtained through active energy commercial portfolio management and lower settlement price of the differences, higher revenue with rich gas processing due to the impact of foreign exchange rate on prices and lower expenses with nitrogen fertilizer plants, due to the mothballing of these units. These positive effects surpass the impact of the lower natural gas volumes and energy generation because of the effects of the pandemic and the reduction in contracts in the regulated environment, which terminated in the end of 2019.

Despite higher gross profit, operating income was R$ 19 billion lower than in 2019 due to the sale of 90% interest in TAG, in June, 2019, and higher selling expenses with the payment of TAG's tariff.

31

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 18 - Reconciliation of Adjusted EBITDA

						Variation (%)
R$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Net income (loss) from continuing operations	60.452	(1.669)	8.538	6.246	30.842	−	608,0	(79,7)
Net finance income (expense)	(6.812)	22.910	6.590	49.584	34.459	−	−	43,9
Income taxes	14.369	(3.209)	(993)	(6.209)	16.400	−	−	−
Depreciation, depletion and amortization	12.102	15.470	14.945	58.305	58.502	(21,8)	(19,0)	(0,3)
EBITDA	80.111	33.502	29.080	107.926	140.203	139,1	175,5	(23,0)
Results in equity-accounted investments	(173)	917	864	3.272	(547)	−	−	−
Impairment	(30.970)	(72)	9.139	34.259	11.630	42913,9	−	194,6
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	225	−	225	127	−	−	77,2
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control *	(1.925)	(1.132)	(2.554)	(2.709)	(23.798)	70,1	(24,6)	(88,6)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	476	−	−	−
Adjusted EBITDA from continuing operations	47.043	33.440	36.529	142.973	128.091	40,7	28,8	11,6
Adjusted EBITDA from dIscontinued operations	−	−	−	−	1.158	−	−	−
Adjusted EBITDA	47.043	33.440	36.529	142.973	129.249	40,7	28,8	10,6
Adjusted EBITDA margin (%)	63	47	45	53	42	16,0	18,3	11,0

32

FINANCIAL STATEMENTS

Table 19 - Income Statement - Consolidated

R$ million	4Q20	3Q20	4Q19	2020	2019
Sales revenues	74.972	70.730	81.771	272.069	302.245
Cost of sales	(34.612)	(36.961)	(44.715)	(148.107)	(180.140)
Gross profit	40.360	33.769	37.056	123.962	122.105
Selling expenses	(6.049)	(6.305)	(5.709)	(25.020)	(17.746)
General and administrative expenses	(473)	(1.664)	(2.035)	(5.525)	(8.368)
Exploration costs	(1.905)	(1.447)	(1.873)	(4.170)	(3.197)
Research and development expenses	(536)	(495)	(599)	(1.819)	(2.268)
Other taxes	(1.002)	(2.147)	(1.312)	(4.971)	(2.484)
Impairment of assets	30.970	72	(9.139)	(34.259)	(11.630)
Other income and expenses	6.471	(2.834)	(1.390)	4.695	4.742
	27.476	(14.820)	(22.057)	(71.069)	(40.951)
Operating income (loss)	67.836	18.949	14.999	52.893	81.154
Finance income	777	667	1.655	2.821	5.271
Finance expenses	(7.816)	(9.778)	(5.320)	(31.108)	(27.878)
Foreign exchange gains (losses) and inflation indexation charges	13.851	(13.799)	(2.925)	(21.297)	(11.852)
Net finance income (expense)	6.812	(22.910)	(6.590)	(49.584)	(34.459)
Results in equity-accounted investments	173	(917)	(864)	(3.272)	547
Income (loss) before income taxes	74.821	(4.878)	7.545	37	47.242
Income taxes	(14.369)	3.209	993	6.209	(16.400)
Net income (loss) from continuing operations	60.452	(1.669)	8.538	6.246	30.842
Net income (loss) from discontinued operations	−	−	−	−	10.128
Net Income (Loss)	60.452	(1.669)	8.538	6.246	40.970
Net income (loss) attributable to:
Shareholders of Petrobras	59.890	(1.546)	8.153	7.108	40.137
Net income (loss) from continuing operations	59.890	(1.546)	8.153	7.108	30.272
Net income (loss) from discontinued operations	−	−	−	−	9.865
Non-controlling interests	562	(123)	385	(862)	833
Net income (loss) from continuing operations	562	(123)	385	(862)	570
Net income (loss) from discontinued operations	−	−	−	−	263
	60.452	(1.669)	8.538	6.246	40.970
33

Table 20 - Statement of Financial Position – Consolidated

ASSETS - R$ million	12.31.2020	12.31.2019
Current assets	142.323	112.101
Cash and cash equivalents	60.856	29.714
Marketable securities	3.424	3.580
Trade and other receivables, net	24.584	15.164
Inventories	29.500	33.009
Recoverable taxes	13.483	14.287
Assets classified as held for sale	4.081	10.333
Other current assets	6.395	6.014
Non-current assets	845.096	813.910
Long-term receivables	104.974	71.306
Trade and other receivables, net	13.675	10.345
Marketable securities	227	232
Judicial deposits	37.838	33.198
Deferred taxes	33.524	5.593
Other tax assets	16.411	15.877
Other non-current assets	3.299	6.061
Investments	17.010	22.166
Property, plant and equipment	645.434	641.949
Intangible assets	77.678	78.489
Total assets	987.419	926.011

LIABILITIES - R$ million	12.31.2020	12.31.2019
Current liabilities	136.287	116.147
Trade payables	35.645	22.576
Finance debt	21.751	18.013
Lease liability	29.613	23.126
Taxes payable	14.725	14.914
Dividends payable	4.457	6.278
Short-term benefits	10.150	6.632
Pension and medical benefits	8.049	3.577
Liabilities related to assets classified as held for sale	3.559	13.084
Other current liabilities	8.338	7.947
Non-current liabilities	539.982	510.727
Finance debt	258.287	236.969
Lease liability	82.897	73.053
Income taxes payable	1.853	2.031
Deferred taxes	1.015	7.095
Pension and medical benefits	75.454	103.213
Provision for legal and administrative proceedings	11.427	12.546
Provision for decommisioning costs	97.595	70.377
Other non-current liabilities	11.454	5.443
Shareholders equity	311.150	299.137
Share capital (net of share issuance costs)	205.432	205.432
Profit reserves and others	102.978	90.109
Non-controlling interests	2.740	3.596
Total liabilities and shareholders´ equity	987.419	926.011
34

Table 21 - Statement of Cash Flows – Consolidated

R$ million	4Q20	3Q20	4Q19	2020	2019
Cash flows from Operating activities
Net income for the period	60.452	(1.669)	8.538	6.246	40.970
Adjustments for:
Net income from discontinued operations	−	−	−	−	(10.128)
Pension and medical benefits (actuarial expense)	(11.109)	1.927	2.052	(5.010)	8.219
Results of equity-accounted investments	(173)	917	864	3.272	(547)
Depreciation, depletion and amortization	12.102	15.470	14.945	58.305	58.502
Impairment of assets (reversal)	(30.970)	(72)	9.139	34.259	11.630
Allowance (reversals) for credit loss on trade and others receivables	105	(40)	75	722	343
Exploratory expenditure write-offs	1.199	998	1.002	2.379	1.250
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(1.925)	(907)	(2.552)	(2.484)	(23.670)
Foreign exchange, indexation and finance charges	(6.837)	23.256	6.568	57.422	33.259
Deferred income taxes, net	12.871	(3.235)	(285)	(8.940)	11.036
Revision and unwinding of discount on the provision for decommissioning costs	2.418	879	1.390	5.021	3.765
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	456	(25)	−	(16.494)	−
Inventory write-down (write-back) to net realizable value	−	16	36	1.518	68
Early termination and changes on payments of lease agreements	(518)	(138)	(253)	(1.389)	(244)
Decrease (Increase) in assets
Trade and other receivables, net	251	2.281	(2.229)	(913)	8.578
Inventories	(8)	(1.991)	(1.709)	4.309	(1.208)
Judicial deposits	252	(1.001)	(2.007)	(4.228)	(8.427)
Escrow account - Class action agreement	−	−	−	−	7.424
Other assets	(1.481)	4.728	2.682	1.105	(655)
Increase (Decrease) in liabilities
Trade payables	266	2.470	(839)	2.178	(3.821)
Other taxes payable	6.437	8.222	(104)	18.161	870
Pension and medical benefits	(170)	(180)	(230)	(1.656)	(9.198)
Provisions for legal proceedings	(1.231)	(870)	(1.965)	(5.459)	(7.489)
Short-term benefits	65	(44)	(369)	(1.209)	(14.922)
Provision for decommissioning costs	(1.548)	(277)	(680)	4.111	681
Agreement with US authorities	(909)	(761)	(746)	(2.459)	(2.028)
Other liabilities	−	−	−	−	(2.892)
Income taxes paid	(2.293)	(3.851)	(2.630)	(661)	(824)
Net cash provided by operating activities from continuing operations	37.702	46.103	30.693	148.106	100.542
Operating discontinued activities	−	−	−	−	1.224
Net cash provided by operating activities	37.702	46.103	30.693	148.106	101.766
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets (except for the Transfer of Right surplus)	(7.456)	(5.961)	(12.989)	(29.974)	(34.010)
Transfer of rights surplus	−	−	(63.141)	−	(63.141)
Investments in investees	(3)	(4)	61	(5.312)	(29)
Proceeds from disposal of assets - Divestment	4.983	3.195	5.364	10.212	41.049
Reimbursement of Transfer of rights agreement	−	−	34.414	−	34.414
Divestment (Investment) in marketable securities	421	(806)	1.884	355	837
Dividends received	220	525	2.470	1.264	5.732
35

Net cash provided (used) by investing activities from continuing operations	(1.835)	(3.051)	(31.937)	(23.455)	(15.148)
Investing discontinued activities	−	−	−	−	7.196
Net cash provided (used) by investing activities	(1.835)	(3.051)	(31.937)	(23.455)	(7.952)
Cash flows from Financing activities
Investments by non-controlling interest	(25)	(214)	53	(457)	(99)
Financing and loans, net:
Proceeds from financing	6.319	534	11.257	85.523	29.156
Repayment of finance debt - principal	(32.717)	(66.555)	(25.465)	(134.079)	(107.090)
Repayment of finance debt - interest	(2.677)	(5.128)	(3.016)	(15.828)	(17.623)
Repayment of lease liability	(8.110)	(7.536)	(6.523)	(30.275)	(20.660)
Dividends paid to Shareholders of Petrobras	(1.783)	−	(2.360)	(6.209)	(7.488)
Dividends paid to non-controlling interests	(250)	(46)	(201)	(448)	(550)
Net cash provided (used) in financing activities from continuing operations	(39.243)	(78.945)	(26.255)	(101.773)	(124.354)
Financing discontinued activities	−	−	−	−	(1.982)
Net cash provided (used) in financing activities	(39.243)	(78.945)	(26.255)	(101.773)	(126.336)
Effect of exchange rate changes on cash and cash equivalents	(7.355)	935	2.346	8.323	8.397
Net increase (decrease) in cash and cash equivalents	(10.731)	(34.958)	(25.153)	31.201	(24.125)
Cash and cash equivalents at the beginning of the period	71.661	106.619	54.882	29.729	53.854
Cash and cash equivalents at the end of the period	60.930	71.661	29.729	60.930	29.729

36

FINANCIAL INFORMATION BY BUSINESS AREAS

Table 22 - Consolidated Income by Segment – 2020

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	174.085	241.966	39.275	4.439	(187.696)	272.069
Intersegments	169.593	4.368	12.502	1.233	(187.696)	−
Third parties	4.492	237.598	26.773	3.206	−	272.069
Cost of sales	(92.057)	(222.215)	(20.131)	(4.207)	190.503	(148.107)
Gross profit	82.028	19.751	19.144	232	2.807	123.962
Expenses	(44.221)	(15.455)	(13.259)	1.978	(112)	(71.069)
Selling expenses	(4)	(12.955)	(11.839)	(110)	(112)	(25.020)
General and administrative expenses	(797)	(811)	(432)	(3.485)	−	(5.525)
Exploration costs	(4.170)	−	−	−	−	(4.170)
Research and development expenses	(1.194)	(46)	(56)	(523)	−	(1.819)
Other taxes	(2.567)	(714)	(158)	(1.532)	−	(4.971)
Impairment of assets	(34.448)	859	192	(862)	−	(34.259)
Other income and expenses	(1.041)	(1.788)	(966)	8.490	−	4.695
Operating income (loss)	37.807	4.296	5.885	2.210	2.695	52.893
Net finance income (expense)	−	−	−	(49.584)	−	(49.584)
Results in equity-accounted investments	(893)	(2.132)	682	(929)	−	(3.272)
Income (loss) before income taxes	36.914	2.164	6.567	(48.303)	2.695	37
Income taxes	(12.854)	(1.461)	(2.001)	23.441	(916)	6.209
Net income (loss) from continuing operations	24.060	703	4.566	(24.862)	1.779	6.246
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net Income (Loss)	24.060	703	4.566	(24.862)	1.779	6.246
Net income (loss) attributable to:
Shareholders of Petrobras	24.083	862	4.188	(23.804)	1.779	7.108
Net income (loss) from continuing operations	24.083	862	4.188	(23.804)	1.779	7.108
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(23)	(159)	378	(1.058)	−	(862)
Net income (loss) from continuing operations	(23)	(159)	378	(1.058)	−	(862)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	24.060	703	4.566	(24.862)	1.779	6.246

37

Table 23 - Consolidated Income by Segment – 2019

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	199.429	266.613	45.252	4.802	(213.851)	302.245
Intersegments	195.245	36.561	13.002	895	(213.851)	31.852
Third parties	4.184	230.052	32.250	3.907	−	270.393
Cost of sales	(107.694)	(242.990)	(30.338)	(4.588)	205.470	(180.140)
Gross profit	91.735	23.623	14.914	214	(8.381)	122.105
Expenses	(16.700)	(17.258)	9.926	(16.806)	(113)	(40.951)
Selling expenses	(4)	(8.568)	(8.971)	(121)	(82)	(17.746)
General and administrative expenses	(990)	(1.329)	(530)	(5.519)	−	(8.368)
Exploration costs	(3.197)	−	−	−	−	(3.197)
Research and development expenses	(1.549)	(43)	(58)	(618)	−	(2.268)
Other taxes	(507)	(606)	(617)	(754)	−	(2.484)
Impairment of assets	(8.027)	(2.802)	(801)	−	−	(11.630)
Other income and expenses	(2.426)	(3.910)	20.903	(9.794)	(31)	4.742
Operating income (loss)	75.035	6.365	24.840	(16.592)	(8.494)	81.154
Net finance income (expense)	−	−	−	(34.459)	−	(34.459)
Results in equity-accounted investments	330	(653)	407	463	−	547
Income (loss) before income taxes	75.365	5.712	25.247	(50.588)	(8.494)	47.242
Income taxes	(25.511)	(2.164)	(8.446)	16.833	2.888	(16.400)
Net income (loss) from continuing operations	49.854	3.548	16.801	(33.755)	(5.606)	30.842
Net income (loss) from discontinued operations	−	−	12	10.116	−	10.128
Net Income (Loss)	49.854	3.548	16.813	(23.639)	(5.606)	40.970
Net income (loss) attributable to:
Shareholders of Petrobras	49.905	3.945	16.331	(24.438)	(5.606)	40.137
Net income (loss) from continuing operations	49.905	3.945	16.331	(34.303)	(5.606)	30.272
Net income (loss) from discontinued operations	−	−	−	9.865	−	9.865
Non-controlling interests	(51)	(397)	482	799	−	833
Net income (loss) from continuing operations	(51)	(397)	470	548	−	570
Net income (loss) from discontinued operations	−	−	12	251	−	263
	49.854	3.548	16.813	(23.639)	(5.606)	40.970

38

Table 24 - Quarterly Consolidated Income by Segment – 4Q20

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	48.467	65.163	12.142	1.281	(52.081)	74.972
Intersegments	47.267	1.304	3.104	406	(52.081)	−
Third parties	1.200	63.859	9.038	875	−	74.972
Cost of sales	(21.842)	(58.548)	(6.813)	(1.189)	53.780	(34.612)
Gross profit	26.625	6.615	5.329	92	1.699	40.360
Expenses	24.312	266	(3.969)	6.887	(20)	27.476
Selling expenses	(1)	(2.710)	(3.286)	(24)	(28)	(6.049)
General and administrative expenses	(139)	(14)	(100)	(220)	−	(473)
Exploration costs	(1.905)	−	−	−	−	(1.905)
Research and development expenses	(353)	(16)	(31)	(136)	−	(536)
Other taxes	(86)	(264)	(66)	(586)	−	(1.002)
Impairment of assets	29.926	1.067	19	(42)	−	30.970
Other income and expenses	(3.130)	2.203	(505)	7.895	8	6.471
Operating income (loss)	50.937	6.881	1.360	6.979	1.679	67.836
Net finance income (expense)	−	−	−	6.812	−	6.812
Results in equity-accounted investments	(129)	627	248	(573)	−	173
Income (loss) before income taxes	50.808	7.508	1.608	13.218	1.679	74.821
Income taxes	(17.318)	(2.340)	(463)	6.322	(570)	(14.369)
Net income (loss) from continuing operations	33.490	5.168	1.145	19.540	1.109	60.452
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net Income (Loss)	33.490	5.168	1.145	19.540	1.109	60.452
Net income (loss) attributable to:
Shareholders of Petrobras	33.495	5.109	1.061	19.116	1.109	59.890
Net income (loss) from continuing operations	33.495	5.109	1.061	19.116	1.109	59.890
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(5)	59	84	424	−	562
Net income (loss) from continuing operations	(5)	59	84	424	−	562
Net income (loss) from discontinued operations	−	−	−	−	−	−
	33.490	5.168	1.145	19.540	1.109	60.452

39

Table 25 - Quarterly Consolidated Income by Segment – 3Q20

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	50.352	64.317	8.509	1.209	(53.657)	70.730
Intersegments	49.182	924	3.188	363	(53.657)	−
Third parties	1.170	63.393	5.321	846	−	70.730
Cost of sales	(25.101)	(55.670)	(4.101)	(1.090)	49.001	(36.961)
Gross profit	25.251	8.647	4.408	119	(4.656)	33.769
Expenses	(3.355)	(4.575)	(2.753)	(4.107)	(30)	(14.820)
Selling expenses	(1)	(3.595)	(2.647)	(34)	(28)	(6.305)
General and administrative expenses	(152)	(255)	(111)	(1.146)	−	(1.664)
Exploration costs	(1.447)	−	−	−	−	(1.447)
Research and development expenses	(343)	(9)	(6)	(137)	−	(495)
Other taxes	(1.996)	5	(40)	(116)	−	(2.147)
Impairment of assets	(70)	−	173	(31)	−	72
Other income and expenses	654	(721)	(122)	(2.643)	(2)	(2.834)
Operating income (loss)	21.896	4.072	1.655	(3.988)	(4.686)	18.949
Net finance income (expense)	−	−	−	(22.910)	−	(22.910)
Results in equity-accounted investments	42	(570)	312	(701)	−	(917)
Income (loss) before income taxes	21.938	3.502	1.967	(27.599)	(4.686)	(4.878)
Income taxes	(7.445)	(1.384)	(562)	11.008	1.592	3.209
Net income (loss) from continuing operations	14.493	2.118	1.405	(16.591)	(3.094)	(1.669)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net Income (Loss)	14.493	2.118	1.405	(16.591)	(3.094)	(1.669)
Net income (loss) attributable to:
Shareholders of Petrobras	14.499	2.166	1.304	(16.421)	(3.094)	(1.546)
Net income (loss) from continuing operations	14.499	2.166	1.304	(16.421)	(3.094)	(1.546)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(6)	(48)	101	(170)	−	(123)
Net income (loss) from continuing operations	(6)	(48)	101	(170)	−	(123)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	14.493	2.118	1.405	(16.591)	(3.094)	(1.669)
40

Table 26 - Other Income and Expenses by Segment – 2020

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(6.409)	(509)	(479)	(39)	−	(7.436)
Voluntary Separation Plan - PDV	(2.087)	(1.688)	(160)	(1.473)	−	(5.408)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1.585)	(1.534)	313	179	−	(2.627)
Variable compensation program	(1.003)	(552)	(99)	(586)	−	(2.240)
Gains/(losses) with Commodities Derivatives	−	−	−	(1.974)	−	(1.974)
Gains / (losses) on decommissioning of returned/abandoned areas	(1.770)	−	−	−	−	(1.770)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(225)	−	−	(225)
Fines imposed on suppliers	432	(6)	14	35	−	475
Amounts recovered from Lava Jato investigation	90	−	−	707	−	797
Early termination and changes on payments of lease agreements	1.323	(15)	26	55	−	1.389
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1.338	2.004	(346)	(287)	−	2.709
Equalization of expenses - Production Individualization Agreements	3.706	−	−	(5)	−	3.701
Pension and medical benefits - retirees	−	−	−	4.630	−	4.630
Expenses/Reimbursements from E&P partnership operations	4.646	−	−	−	−	4.646
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	265	169	7.444	−	7.878
Others	278	247	(179)	(196)	−	150
	(1.041)	(1.788)	(966)	8.490	−	4.695

Table 27 - Other Income and Expenses by Segment – 2019

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(4.685)	(53)	(454)	(16)	−	(5.208)
Voluntary Separation Plan - PDV	(282)	(267)	(13)	(229)	−	(791)
Gains / (losses) related to legal, administrative and arbitration proceedings	(480)	(2.039)	318	(3.752)	−	(5.953)
Variable compensation program	(1.044)	(508)	(123)	(875)	−	(2.550)
Gains/(losses) with Commodities Derivatives	−	−	−	(1.427)	−	(1.427)
Gains / (losses) on decommissioning of returned/abandoned areas	(637)	−	−	−	−	(637)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(127)	−	(127)
Fines imposed on suppliers	449	89	463	24	−	1.025
Amounts recovered from Lava Jato investigation	65	−	−	809	−	874
Early termination and changes on payments of lease agreements	171	1	(8)	80	−	244
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	2.911	(851)	21.017	721	−	23.798
Equalization of expenses - Production Individualization Agreements	17	−	−	(14)	−	3
Pension and medical benefits - retirees	−	−	−	(5.391)	−	(5.391)
Expenses/Reimbursements from E&P partnership operations	1.922	−	−	−	−	1.922
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Others	(833)	(282)	(297)	403	(31)	(1.040)
	(2.426)	(3.910)	20.903	(9.794)	(31)	4.742

41

Table 28 - Other Income and Expenses by Segment – 4Q20

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1.660)	(5)	(131)	(6)	−	(1.802)
Voluntary Separation Plan - PDV	(172)	(63)	(15)	279	−	29
Gains / (losses) related to legal, administrative and arbitration proceedings	(555)	(149)	55	110	−	(539)
Variable compensation program	(1.079)	(535)	(95)	(626)	−	(2.335)
Gains/(losses) with Commodities Derivatives	−	−	−	(34)	−	(34)
Gains / (losses) on decommissioning of returned/abandoned areas	(1.671)	−	−	−	−	(1.671)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Fines imposed on suppliers	68	(26)	7	11	−	60
Amounts recovered from Lava Jato investigation	50	−	−	232	−	282
Early termination and changes on payments of lease agreements	502	(22)	−	36	−	516
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(3)	2.270	(402)	60	−	1.925
Equalization of expenses - Production Individualization Agreements	(39)	−	−	(1)	−	(40)
Pension and medical benefits - retirees	−	−	−	8.119	−	8.119
Expenses/Reimbursements from E&P partnership operations	1.261	−	−	−	−	1.261
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	265	169	(231)	−	203
Others	168	468	(93)	(54)	8	497
	(3.130)	2.203	(505)	7.895	8	6.471

Table 29 - Other Income and Expenses by Segment – 3Q20

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1.496)	(3)	(51)	(19)	−	(1.569)
Voluntary Separation Plan - PDV	77	(122)	16	(386)	−	(415)
Gains / (losses) related to legal, administrative and arbitration proceedings	(569)	(381)	(5)	(251)	−	(1.206)
Variable compensation program	−	(49)	(4)	(20)	−	(73)
Gains/(losses) with Commodities Derivatives	−	−	−	(257)	−	(257)
Gains / (losses) on decommissioning of returned/abandoned areas	(87)	−	−	−	−	(87)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(225)	−	−	(225)
Fines imposed on suppliers	95	5	3	10	−	113
Amounts recovered from Lava Jato investigation	1	−	−	83	−	84
Early termination and changes on payments of lease agreements	350	(2)	(21)	(188)	−	139
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1.518	(142)	107	(351)	−	1.132
Equalization of expenses - Production Individualization Agreements	(732)	−	−	(1)	−	(733)
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Expenses/Reimbursements from E&P partnership operations	1.645	−	−	−	−	1.645
Pension and medical benefits - retirees	−	−	−	(1.135)	−	(1.135)
Others	(148)	(27)	58	(128)	(2)	(247)
	654	(721)	(122)	(2.643)	(2)	(2.834)

42

Table 30 - Consolidated Assets by Segment – 12.31.2020

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	625.054	166.547	53.505	160.113	(17.800)	987.419

Current assets	27.713	42.455	10.264	79.700	(17.809)	142.323
Non-current assets	597.341	124.092	43.241	80.413	9	845.096
Long-term receivables	24.657	13.196	5.070	62.042	9	104.974
Investments	2.026	2.081	3.152	9.751	−	17.010
Property, plant and equipment	494.838	108.308	34.373	7.915	−	645.434
Operating assets	441.285	95.122	22.345	6.427	−	565.179
Assets under construction	53.553	13.186	12.028	1.488	−	80.255
Intangible assets	75.820	507	646	705	−	77.678

Table 31 - Consolidated Assets by Segment – 12.31.2019

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	621.860	175.418	51.240	97.097	(19.604)	926.011

Current assets	23.114	49.467	7.789	51.186	(19.455)	112.101
Non-current assets	598.746	125.951	43.451	45.911	(149)	813.910
Long-term receivables	26.022	13.296	5.517	26.471	−	71.306
Investments	2.387	4.472	4.299	11.008	−	22.166
Property, plant and equipment	493.746	107.659	32.975	7.718	(149)	641.949
Operating assets	428.589	95.245	22.593	7.191	(149)	553.469
Assets under construction	65.157	12.414	10.382	527	−	88.480
Intangible assets	76.591	524	660	714	−	78.489
43

Table 32 - Reconciliation of Adjusted EBITDA by Segment – 2020[3]

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	24.060	703	4.566	(24.862)	1.779	6.246
Net finance income (expense)	−	−	−	49.584	−	49.584
Income taxes	12.854	1.461	2.001	(23.441)	916	(6.209)
Depreciation, depletion and amortization	44.043	10.838	2.409	1.015	−	58.305
EBITDA	80.957	13.002	8.976	2.296	2.695	107.926
Results in equity-accounted investments	893	2.132	(682)	929	−	3.272
Impairment	34.448	(859)	(192)	862	−	34.259
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	225	−	−	225
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	−	−	−	−	−	−
Foreign exchange gains or losses on provisions for legal proceedings	(1.338)	(2.004)	346	287	−	(2.709)
Adjusted EBITDA* from continuing operations	114.960	12.271	8.673	4.374	2.695	142.973
Adjusted EBITDA* from discontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	114.960	12.271	8.673	4.374	2.695	142.973

Table 33 - Reconciliation of Adjusted EBITDA by Segment – 2019

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	49.854	3.548	16.801	(33.755)	(5.606)	30.842
Net finance income (expense)	−	−	−	34.459	−	34.459
Income taxes	25.511	2.164	8.446	(16.833)	(2.888)	16.400
Depreciation, depletion and amortization	45.299	9.691	2.573	939	−	58.502
EBITDA	120.664	15.403	27.820	(15.190)	(8.494)	140.203
Results in equity-accounted investments	(330)	653	(407)	(463)	−	(547)
Impairment	8.027	2.802	801	−	−	11.630
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	127	−	127
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	−	−	−	476	−	476
Foreign exchange gains or losses on provisions for legal proceedings	(2.911)	851	(21.017)	(721)	−	(23.798)
Adjusted EBITDA* from continuing operations	125.450	19.709	7.197	(15.771)	(8.494)	128.091
Adjusted EBITDA* from discontinued operations	−	−	56	1.102	−	1.158
Adjusted EBITDA*	125.450	19.709	7.253	(14.669)	(8.494)	129.249

44

Table 34 - Reconciliation of Adjusted EBITDA by Segment – 4Q20

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	33.490	5.168	1.145	19.540	1.109	60.452
Net finance income (expense)	−	−	−	(6.812)	−	(6.812)
Income taxes	17.318	2.340	463	(6.322)	570	14.369
Depreciation, depletion and amortization	8.350	2.951	572	229	−	12.102
EBITDA	59.158	10.459	2.180	6.635	1.679	80.111
Results in equity-accounted investments	129	(627)	(248)	573	−	(173)
Impairment	(29.926)	(1.067)	(19)	42	−	(30.970)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	3	(2.270)	402	(60)	−	(1.925)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA* from continuing operations	29.364	6.495	2.315	7.190	1.679	47.043
Adjusted EBITDA* from discontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	29.364	6.495	2.315	7.190	1.679	47.043

Table 35 - Reconciliation of Adjusted EBITDA by Segment – 3Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	14.493	2.118	1.405	(16.591)	(3.094)	(1.669)
Net finance income (expense)	−	−	−	22.910	−	22.910
Income taxes	7.445	1.384	562	(11.008)	(1.592)	(3.209)
Depreciation, depletion and amortization	11.852	2.740	615	263	−	15.470
EBITDA	33.790	6.242	2.582	(4.426)	(4.686)	33.502
Results in equity-accounted investments	(42)	570	(312)	701	−	917
Impairment	70	−	(173)	31	−	(72)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	225	−	−	225
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	(1.518)	142	(107)	351	−	(1.132)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA* from continuing operations	32.300	6.954	2.215	(3.343)	(4.686)	33.440
Adjusted EBITDA* from discontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	32.300	6.954	2.215	(3.343)	(4.686)	33.440

45

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

46

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer